SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Hillman Solutions Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

431636 109

(CUSIP Number)

Joseph M. Scharfenberger

1 Rockefeller Plaza, 16th Floor

New York, NY 10020

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Craig E. Marcus, Esq.

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199-3600

May 15, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 431636 109

(1)	NAME OF REPORTING PERSONS CCMP Capital, LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14)	TYPE OF REPORTING PERSON PN

*	See Item 5

CUSIP 431636 109

(1)	NAME OF REPORTING PERSONS CCMP Capital GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14)	TYPE OF REPORTING PERSON OO

*	See Item 5

CUSIP 431636 109

(1)	NAME OF REPORTING PERSONS CCMP Capital Investors III, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14)	TYPE OF REPORTING PERSON PN

*	See Item 5

CUSIP 431636 109

(1)	NAME OF REPORTING PERSONS CCMP Capital Investors III (Employee), L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14)	TYPE OF REPORTING PERSON PN

*	See Item 5

CUSIP 431636 109

(1)	NAME OF REPORTING PERSONS CCMP Capital Associates III, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14)	TYPE OF REPORTING PERSON PN

*	See Item 5

CUSIP 431636 109

(1)	NAME OF REPORTING PERSONS CCMP Capital Associates III GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14)	TYPE OF REPORTING PERSON OO

*	See Item 5

CUSIP 431636 109

(1)	NAME OF REPORTING PERSONS CCMP Co-Invest III A, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14)	TYPE OF REPORTING PERSON PN

*	See Item 5

CUSIP 431636 109

(1)	NAME OF REPORTING PERSONS CCMP Co-Invest III A GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14)	TYPE OF REPORTING PERSON OO

*	See Item 5

Introductory Note

The Report on Schedule 13D relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Hillman Solutions Corp., a Delaware corporation (the “Company”), initially filed with the Securities and Exchange Commission on July 22, 2021, as amended by Amendment No. 1 filed with the SEC on April 18, 2022, as further amended by Amendment No. 2 filed with the SEC on November 7, 2022, and as further amended by Amendment No. 3 filed with the SEC on March 7, 2023 (as amended and supplemented, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth in this Report on Schedule 13D/A (this “Amendment”), which constitutes Amendment No. 4 to the Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated to read as follows:

(a) This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively the “Reporting Persons”): (1) CCMP Capital, LP, a Delaware limited partnership (“CCMP”); (2) CCMP Capital GP, LLC, a Delaware limited liability company (“CCMP GP”); (3) CCMP Capital Investors III, L.P., a Delaware limited partnership (“CCMP Capital Investors”); (4) CCMP Capital Investors III (Employee), L.P., a Delaware limited partnership (“CCMP Employee”); (5) CCMP Co-Invest III A, L.P., a Delaware limited partnership (“CCMP Co-Invest” and together with CCMP Employee and CCMP Capital Investors, collectively the “CCMP Investors”); (6) CCMP Capital Associates III, L.P., a Delaware limited partnership (“CCMP Capital Associates”); (7) CCMP Capital Associates III GP, LLC, a Delaware limited liability company (“CCMP Capital Associates GP”); and (8) CCMP Co-Invest III A GP, LLC, a Delaware limited liability company (“CCMP Co-Invest GP”). The agreement among Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 1.

(b) The business address of each Reporting Person is c/o CCMP Capital Advisors, LP, 1 Rockefeller Plaza, 16th Floor, New York, NY 10020.

(c) The principal occupation or employment of each of CCMP Capital Investors and CCMP Employee is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal occupation or employment of CCMP Co-Invest is to acquire, hold and dispose of interests in HMAN Group Holdings Inc., and any securities received in exchange therefor (including the shares of the Company acquired by CCMP Co-Invest in the Business Combination (as defined below)). The principal occupation or employment of CCMP Capital Associates and CCMP Co-Invest GP is to serve as general partner or managing member to various limited partnership and limited liability companies, including the CCMP Investors. The principal occupation or employment of CCMP Capital Associates GP is to serve as general partner of CCMP Capital Associates. The principal occupation or employment of CCMP is to serve as a direct or indirect partner or member of CCMP Capital Associates, CCMP Co-Invest GP and certain of their affiliates. The principal occupation or employment of CCMP GP is to serve as general partner of CCMP.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are each organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 3 of the Schedule 13D:

The description of the Secondary Offering included in Item 4 of this Amendment is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 4 of the Schedule 13D:

Secondary Offering

On May 10, 2023, in connection with a registered secondary public offering (the “Secondary Offering”) of Common Stock, the CCMP Investors entered into an underwriting agreement (the “Underwriting Agreement”) with the Company and Jefferies LLC, as representative of the underwriters listed on Schedule II thereto (the “Underwriters”). Pursuant to the Underwriting Agreement, the CCMP Investors agreed to sell to the Underwriters, and the Underwriters agreed to purchase from the CCMP Investors, subject to and upon the terms and conditions set forth therein, 22,455,000 shares of Common Stock at a price of $7.6888 per share. The Secondary Offering closed on May 15, 2023.

In connection with the Secondary Offering, each of the CCMP Investors entered into a lock-up agreement (the “Lock-up Agreement”) with the Underwriters. Under the Lock-up Agreement, each CCMP Investor agreed, subject to certain exceptions, not to offer, sell, pledge or otherwise transfer any shares of Common Stock for 30 days after May 10, 2023.

The foregoing descriptions of the Underwriting Agreement and Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Underwriting Agreement, which includes the form of Lock-up Agreement as an exhibit, and which is incorporated by reference to Item 7.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The Reporting Persons may be deemed to beneficially own zero shares of Common Stock following the Secondary Offering described in Item 4.

(b) The number of shares of Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof.

(c) Except for the Underwriting Agreement, and the transactions contemplated by the Underwriting Agreement, none of the CCMP Investors, CCMP, CCMP GP, CCMP Capital Associates, CCMP Capital Associates GP or CCMP Co-Invest GP has effected any transaction in the Common Stock during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e) On May 15, 2023, each of the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 6 of the Schedule 13D:

The description of the Underwriting Agreement in Item 4 above is hereby incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1.	Joint Filing Agreement, dated as of July 15, 2021, by and among CCMP Capital, LP, CCMP Capital GP, LLC, CCMP Capital Investors III, L.P., CCMP Capital Investors III (Employee), L.P., CCMP Co-Invest III A, L.P., CCMP Co-Invest III A GP, LLC, CCMP Capital Associates III, L.P., and CCMP Capital Associates III GP, LLC (incorporated by reference to Exhibit 99.1 to Schedule 13D filed with the SEC on July 22, 2021).

2.	Underwriting Agreement, dated May 10, 2023, by and among the Company, Jefferies LLC, as representative of the Underwriters, and the CCMP Investors (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Company with the SEC on May 15, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2023

CCMP CAPITAL, LP
By: CCMP Capital GP, LLC, its general partner

By:	/s/ Joseph M. Scharfenberger
Name:	Joseph M. Scharfenberger
Title:	Managing Partner

CCMP CAPITAL GP, LLC

By:	/s/ Joseph M. Scharfenberger
Name:	Joseph M. Scharfenberger
Title:	Managing Partner

CCMP CAPITAL INVESTORS III, L.P.
By: CCMP Capital Associates III, L.P., its general partner
By: CCMP Capital Associates III GP, LLC, its general partner

By:	/s/ Joseph M. Scharfenberger
Name:	Joseph M. Scharfenberger
Title:	Managing Partner

CCMP CAPITAL INVESTORS III (EMPLOYEE), L.P.
By: CCMP Capital Associates III, L.P., its general partner
By: CCMP Capital Associates III GP, LLC, its general partner

By:	/s/ Joseph M. Scharfenberger
Name:	Joseph M. Scharfenberger
Title:	Managing Partner

CCMP CO-INVEST III A, L.P.
By: CCMP Co-Invest III A GP, LLC, its general partner

By:	/s/ Joseph M. Scharfenberger
Name:	Joseph M. Scharfenberger
Title:	Managing Partner

CCMP CO-INVEST III A GP, LLC

By:	/s/ Joseph M. Scharfenberger
Name:	Joseph M. Scharfenberger
Title:	Managing Partner

CCMP CAPITAL ASSOCIATES III, L.P.
By: CCMP Capital Associates III GP, LLC, its general partner

By:	/s/ Joseph M. Scharfenberger
Name:	Joseph M. Scharfenberger
Title:	Managing Partner

CCMP CAPITAL ASSOCIATES III GP, LLC

By:	/s/ Joseph M. Scharfenberger
Name:	Joseph M. Scharfenberger
Title:	Managing Partner